

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Mr. Shaoyin Wang
China America Holdings, Inc.
333 E. Huhua Road
Huating Economic & Development Area
Jiading District, Shanghai, China 201811

   Re: China America Holdings, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed March 11, 2011
      File No. 000-53874

Dear Mr. Wang:

  We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Pamela Long
          Assistant Director

cc: James M. Schneider, Esq. (*via facsimile* (561) 362-9612)
    Schneider Weinberger & Beilly LLP
    2200 Corporate Boulevard, N.W.
    Suite 210
    Boca Raton, Florida 33431